UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2008.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A. ANNOUNCES UNCONSOLIDATED RESULTS
FOR THE MONTH OF SEPTEMBER 2008*
Medellín, Colombia, October 10, 2008
Bancolombia S.A. (“Bancolombia”) reported unconsolidated net income of Ps. 60.3 billion in September 2008. Net income for Bancolombia on an unconsolidated basis totaled Ps. 824.3 billion for the first nine months of 2008, increasing 44.0% as compared to the same period of 2007.
•
Net interest income, including investment securities, totaled Ps. 214.1 billion in September 2008. For the nine month period ended September 30, 2008, net interest income totaled Ps. 1,880.7 billion, increasing 37.1% as compared to the same period last year.

•
Net fees and income from services in September 2008 totaled Ps. 74.2 billion. For the nine month period ended September 30, 2008, net fees and income from services totaled Ps. 584.6 billion, which represents an increase of 22.9% as compared to the same period of 2007.

•
Other operating income had a total loss of Ps. 16.3 billion in September 2008. For the nine month period ended September 30, 2008, other operating income totaled Ps. 433.9 billion increasing 83.1% as compared to the same period last year. Bancolombia notes that a considerable part of this revenue comes from dividend income received from subsidiaries, which is eliminated in the consolidated results as it is an intercompany transaction. As a result, this dividend income is only recorded in Bancolombia’s unconsolidated results.

•
Net provisions totaled Ps. 28.3 billion in September 2008. Net provisions totaled Ps. 403.9 billion for the nine month period ended September 30, 2008, which represents an increase of 86.4% as compared to the same period of 2007.

•
Operating expenses totaled Ps. 149.5 billion in September 2008. For the nine month period ended September 30, 2008, operating expenses totaled Ps. 1,297.1 billion, increasing 13.2% as compared to the same period of 2007.

Total assets (unconsolidated) amounted to Ps. 36.1 trillion, loans amounted to Ps. 25.5 trillion, deposits totaled Ps. 22.7 trillion and Bancolombia’s total shareholders’ equity amounted to Ps. 5.5 trillion.
Bancolombia’s (unconsolidated) level of past due loans as a percentage of total loans amounted to 3.48% as of September 30, 2008, and the level of allowance for past due loans amounted to 128.15% as of the same date.
Market Share
According to ASOBANCARIA (Colombia’s national banking association), BANCOLOMBIA’s market share of the Colombian financial system as of September 2008, was as follows: 18.7% of total deposits, 20.8% of total net loans, 20.0% of total savings accounts, 21.6% of total checking accounts and 15.5% of total time deposits.
* This report corresponds to the unconsolidated financial statements of Bancolombia. The numbers contained herein are subject to review by the relevant Colombian authorities. This information has been prepared in accordance with generally accepted accounting principles in Colombia and is stated in nominal terms.

BANCOLOMBIA S.A.				Growth
BALANCE SHEET	As of			Sep-08 / Aug-08		Annual
(Ps. Millions)	Sep-07	Aug-08	Sep-08	$	%	%
ASSETS
Cash and due from banks	1,701,333	2,522,361	2,696,510	174,149	6.90%	58.49%
Overnight funds sold	1,318,620	540,030	460,254	-79,776	-14.77%	-65.10%
Total cash and equivalents	3,019,953	3,062,391	3,156,764	94,373	3.08%	4.53%

Debt securities	3,503,794	4,042,678	4,109,883	67,205	1.66%	17.30%
Trading	1,446,611	1,467,851	1,566,787	98,936	6.74%	8.31%
Available for Sale	1,020,265	1,182,561	1,158,997	-23,564	-1.99%	13.60%
Held to Maturity	1,036,918	1,392,266	1,384,099	-8,167	-0.59%	33.48%
Equity securities	994,526	1,124,493	1,178,037	53,544	4.76%	18.45%
Trading	10,368	44,793	92,078	47,285	105.56%	788.10%
Available for Sale	984,158	1,079,700	1,085,959	6,259	0.58%	10.34%
Market value allowance	-29,865	-18,478	-18,504	-26	0.14%	-38.04%
Net investment securities	4,468,455	5,148,693	5,269,416	120,723	2.34%	17.92%

Commercial loans	16,831,357	18,446,451	19,207,315	760,864	4.12%	14.12%
Consumer loans	3,444,270	3,879,804	3,871,034	-8,770	-0.23%	12.39%
Small business loans	97,819	122,723	124,195	1,472	1.20%	26.96%
Mortgage loans	2,061,183	2,245,087	2,335,638	90,551	4.03%	13.32%
Allowance for loans and financial leases losses	-798,954	-1,156,494	-1,136,348	20,146	-1.74%	42.23%
Net total loans and financial leases	21,635,675	23,537,571	24,401,834	864,263	3.67%	12.79%

Accrued interest receivable on loans	281,315	358,451	358,584	133	0.04%	27.47%
Allowance for accrued interest losses	-21,725	-25,622	-25,934	-312	1.22%	19.37%
Net total interest accrued	259,590	332,829	332,650	-179	-0.05%	28.14%

Customers’ acceptances and derivatives	176,935	272,396	233,929	-38,467	-14.12%	32.21%
Net accounts receivable	413,235	412,947	503,994	91,047	22.05%	21.96%
Net premises and equipment	408,227	576,859	597,477	20,618	3.57%	46.36%
Foreclosed assets	10,208	3,659	3,335	-324	-8.85%	-67.33%
Prepaid expenses and deferred charges	43,062	76,428	70,430	-5,998	-7.85%	63.55%
Goodwill	19,423	3,509	3,092	-417	-11.88%	-84.08%
Other	250,014	436,458	318,100	-118,358	-27.12%	27.23%
Reappraisal of assets	1,016,183	1,064,252	1,175,456	111,204	10.45%	15.67%

Total assets	31,720,960	34,927,992	36,066,477	1,138,485	3.26%	13.70%

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
DEPOSITS
Non-interest bearing	4,262,622	3,974,829	4,039,705	64,876	1.63%	-5.23%
Checking accounts	3,809,616	3,799,981	3,711,935	-88,046	-2.32%	-2.56%
Other	453,006	174,848	327,770	152,922	87.46%	-27.65%

Interest bearing	14,714,872	17,923,058	18,652,653	729,595	4.07%	26.76%
Checking accounts	286,672	427,142	550,080	122,938	28.78%	91.88%
Time deposits	4,336,592	6,425,137	6,785,611	360,474	5.61%	56.47%
Savings deposits	10,091,608	11,070,779	11,316,962	246,183	2.22%	12.14%

Total deposits	18,977,494	21,897,887	22,692,358	794,471	3.63%	19.58%
Overnight funds	1,768,772	958,477	602,982	-355,495	-37.09%	-65.91%
Bank acceptances outstanding	50,974	37,484	48,502	11,018	29.39%	-4.85%
Interbank borrowings	475,720	641,597	721,389	79,792	12.44%	51.64%
Borrowings from domestic development banks	1,360,640	1,666,866	1,737,907	71,041	4.26%	27.73%
Accounts payable	1,822,070	1,101,875	1,350,907	249,032	22.60%	-25.86%
Accrued interest payable	149,688	199,985	216,579	16,594	8.30%	44.69%
Other liabilities	273,242	422,490	366,428	-56,062	-13.27%	34.10%
Bonds	1,680,428	2,046,646	2,147,654	101,008	4.94%	27.80%
Accrued expenses	445,687	646,928	709,095	62,167	9.61%	59.10%

Total liabilities	27,004,715	29,620,235	30,593,801	973,566	3.29%	13.29%

SHAREHOLDER’S EQUITY
Subscribed and paid in capital	393,914	393,914	393,914	—	0.00%	0.00%

Retained earnings	2,878,250	3,426,588	3,486,856	60,268	1.76%	21.15%
Appropiated	2,305,756	2,662,531	2,662,531	—	0.00%	15.47%
Unappropiated	572,494	764,057	824,325	60,268	7.89%	43.99%

Reappraisal and others	1,475,177	1,523,570	1,634,778	111,208	7.30%	10.82%
Gross unrealized gain or loss on debt securities	(31,096)	(36,315)	(42,872)	-6,557	18.06%	37.87%

Total shareholder’s equity	4,716,245	5,307,757	5,472,676	164,919	3.11%	16.04%

Total liabilities and shareholder’s equity	31,720,960	34,927,992	36,066,477	1,138,485	3.26%	13.70%

BANCOLOMBIA S.A.			Growth			Growth
INCOME STATEMENT	Accumulated		Annual	Month		Month
(Ps. Millions)	Sep-07	Sep-08%		Aug-08	Sep-08%
Interest income and expenses
Interest on loans	1,908,178	2,700,460	41.52%	319,782	326,683	2.16%
Interest on investment securities	196,770	226,937	15.33%	40,266	18,506	-54.04%
Overnight funds	39,578	38,850	-1.84%	4,446	7,249	63.05%
Total interest income	2,144,526	2,966,247	38.32%	364,494	352,438	-3.31%

Interest expense Checking accounts	12,592	11,594	-7.93%	1,559	1,452	-6.86%
Time deposits	210,278	394,005	87.37%	51,249	54,451	6.25%
Savings deposits	328,427	408,230	24.30%	47,855	49,077	2.55%
Total interest on deposits	551,297	813,829	47.62%	100,663	104,980	4.29%

Interbank borrowings	52,969	20,053	-62.14%	2,007	2,359	17.54%
Borrowings from domestic development banks	46,397	80,767	74.08%	9,155	9,357	2.21%
Overnight funds	65,438	61,021	-6.75%	9,066	4,018	-55.68%
Bonds	56,319	109,892	95.12%	13,272	17,648	32.97%
Total interest expense	772,420	1,085,562	40.54%	134,163	138,362	3.13%

Net interest income	1,372,106	1,880,685	37.07%	230,331	214,076	-7.06%
Provision for loan and accrued interest losses, net	(289,540)	(479,346)	65.55%	(46,535)	(46,163)	-0.80%
Recovery of charged-off loans	46,695	44,783	-4.09%	5,740	4,554	-20.66%
Provision for foreclosed assets and other assets	(18,477)	(13,412)	-27.41%	(1,266)	978	-177.25%
Recovery of provisions for foreclosed assets and other assets	44,621	44,124	-1.11%	11,256	12,322	9.47%

Total net provisions	(216,701)	(403,851)	86.36%	(30,805)	(28,309)	-8.10%
Net interest income after provision for loans and accrued interest losses	1,155,405	1,476,834	27.82%	199,526	185,767	-6.90%

Commissions from banking services and other services	63,897	87,488	36.92%	9,251	10,688	15.53%
Electronic services and ATM’s fees, net	53,564	58,209	8.67%	6,362	6,335	-0.42%
Branch network services, net	72,526	71,679	-1.17%	7,845	8,480	8.09%
Collections and payments fees, net	80,372	102,623	27.69%	11,179	11,557	3.38%
Credit card merchant fees, net	14,036	7,727	-44.95%	763	1,365	78.90%
Credit and debit card fees, net	185,285	241,988	30.60%	28,139	31,014	10.22%
Checking fees, net	49,231	50,510	2.60%	5,186	6,596	27.19%
Check remittance, net	7,616	9,130	19.88%	902	1,048	16.19%
International operations, net	24,463	25,266	3.28%	2,851	3,992	40.02%
Total fees and other service income	550,990	654,620	18.81%	72,478	81,075	11.86%

Other fees and service expenses	(75,179)	(70,066)	-6.80%	(6,481)	(6,907)	6.57%
Total fees and income from services, net	475,811	584,554	22.85%	65,997	74,168	12.38%

Other operating income
Net foreign exchange gains	28,709	10,907	-62.01%	36,834	92,834	152.03%
Forward contracts in foreign currency	65,982	159,933	142.39%	(16,664)	(111,640)	569.95%
Gains(Loss) on sales of investments on equity securities	(13,254)	35,683	369.22%	(5,044)	—	*
Securitization income	32,427	31,557	-2.68%	3,912	2,351	-39.90%
Dividend income	122,098	194,815	59.56%	27	—	*
Communication, rent payments and others	1,044	1,015	-2.78%	102	114	11.76%
Total other operating income	237,006	433,910	83.08%	19,167	(16,341)	-185.26%

Total income	1,868,222	2,495,298	33.57%	284,690	243,594	-14.44%
Operating expenses
Salaries and employee benefits	451,472	485,400	7.51%	54,205	56,551	4.33%
Bonus plan payments	30,795	82,862	169.08%	7,176	14,506	102.15%
Compensation	16,176	18,052	11.60%	2,636	613	-76.75%
Administrative and other expenses	559,767	623,598	11.40%	73,318	67,605	-7.79%
Deposit security, net	30,802	30,781	-0.07%	3,044	4,139	35.97%
Donation expenses	338	3,157	834.02%	2,449	59	-97.59%
Depreciation	56,602	53,214	-5.99%	5,869	6,055	3.17%
Total operating expenses	1,145,952	1,297,064	13.19%	148,697	149,528	0.56%

Net operating income	722,270	1,198,234	65.90%	135,993	94,066	-30.83%
Merger expenses	—	—	0.00%	—	—	0.00%
Goodwill amortization	20,740	9,417	-54.59%	418	417	-0.24%
Non-operating income (expense)
Other income	40,767	52,191	28.02%	1,760	3,111	76.76%
Other expense	(37,687)	(97,416)	158.48%	(6,570)	(7,695)	17.12%
Total non-operating income	3,079	(45,225)	-1568.77%	(4,810)	(4,584)	-4.70%
Income before income taxes	704,609	1,143,592	62.30%	130,765	89,065	-31.89%
Income tax expense	(132,115)	(319,267)	141.66%	(36,942)	(28,797)	-22.05%

Net income	572,494	824,325	43.99%	93,823	60,268	-35.76%

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: October 10, 2008	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance